                                 Amendment No. 1
                                       to
                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                                 --------------

                        Commission File Number: 000-51242

                                 --------------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                   3/F M8 West, No. 1 Jiu Xian Qiao East Road
         Chao Yang District, Beijing 100016, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X      Form 40-F
                              --------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes           No    X
                             --------    --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                              82-     N/A
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                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 6-K is filed solely to correct a clerical error contained in Exhibit 99.1 (TechFaith Reports Second Quarter 2006 Results) to Form 6-K filed by China Techfaith Wireless Communication Technology Limited (Nasdaq: CNTF) on August 15, 2006 (the "Initial Filing"). The line items of Design fees from international customers and domestic customers for the first quarter of 2006 contained in the Revenue Breakout included in the Initial Filing were misplaced. Corrections have been made in the attachment to show that design fees from international customers and domestic customers for the first quarter of 2006 were US$5,737 thousand and US$3,253 thousand, respectively. Except for the foregoing, all other information and exhibits to the Initial Filing remain unchanged and are not amended hereby.

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                           Amendment No. 1 to Form 6-K

                                TABLE OF CONTENTS

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
Signature                                                                     4
Exhibit 99.1                                                                  5
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                CHINA TECHFAITH WIRELESS
                                COMMUNICATION TECHNOLOGY LIMITED


                                By:  /s/ Defu Dong
                                     -------------------------------------------
                                     Name:  Defu Dong
                                     Title: Chairman and Chief Executive Officer


Date: August 22, 2006

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